Filed by Canopius Group Limited

Pursuant to Rule 425 under The Securities Act of 1933

Subject Company: Canopius Holdings Bermuda Limited

Commission CIK Number: 0001555767

Date: March 8, 2013

PRESS RELEASE

8 March 2013

Canopius announces pricing of private sale of Canopius Holdings Bermuda Limited

Canopius Group Limited (“Canopius”), a leading specialist (re)insurance underwriting business, today announces that pricing of the private sale of shares of Canopius Holdings Bermuda Limited (Canopius Bermuda) was agreed as of 6 March 2013. Canopius, the parent company of Canopius Bermuda, has entered into definitive agreements to sell all of its shares in Canopius Bermuda to a number of institutional investors. Canopius will receive $216,697,637 in gross proceeds from the sale of 14,025,737 shares (such shares representing 100% of its ownership) of Canopius Bermuda. The gross purchase price per share was $15.45.

Barclays Capital Inc. and FBR Capital Markets & Co. served as lead placement agents on the private sale, and, Guggenheim Securities, LLC, Keefe Bruyette & Woods, Inc. and GC Securities served as co-placement agents.

The sale, which is subject to customary conditions, is expected to occur in conjunction with the previously announced merger between Tower Group, Inc. and Canopius Bermuda.

For further information please contact:

Michael Watson, Canopius	+44 20 7337 3700

David Haggie / Louise Bucknell, Haggie Financial	+44 20 7417 8989

Notes to Editors:

1.	Canopius Group Limited is a privately-owned international (re)insurance group with operations in the UK, Ireland, Switzerland, Bermuda, US, Singapore and Australia.

2.	Canopius is owned 84% by Bregal Capital LLP, a private equity company; 11% by Tower Group, Inc. (US property and casualty insurer); and 5% by management.

3.	Canopius Group comprises three strategic business units writing the following (re)insurance lines of business:

Global Property

•	Direct and facultative commercial property
•	North American excess and surplus lines binding authorities
•	Property treaty reinsurance

Global Specialty

•	Marine and energy insurance
•	Marine treaty reinsurance
•	Casualty, including professional indemnity, financial institutions and excess casualty
•	Casualty treaty reinsurance
•	Construction and engineering
•	International accident & health
•	Crisis management, including product contamination, war, sabotage & terrorism, aviation war and kidnap & ransom
•	Political risk, including expropriation, contract frustration, aircraft repossession and structured trade credit

UK Retail Insurance

•	Household and specialist property/ niche personal lines
•	Commercial combined for the SME sector
•	Casualty, including accident & health and professional indemnity
•	Motor including personal, commercial and specialist vehicles

Additional Information and Where to Find It

In connection with the proposed merger transaction (the “Merger”) between Canopius Holdings Bermuda Limited (“Canopius Bermuda”) and Tower Group, Inc. (“Tower”), Canopius Bermuda has filed documents with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 (File No. 333-183661) that includes the proxy statement/prospectus relating to the proposed Merger. Such registration statement has been declared effective by the SEC and a definitive proxy statement/prospectus has been filed with the SEC by Tower and has been mailed to Tower’s stockholders in connection with the Merger. Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the proxy statement/prospectus and all relevant documents filed by Canopius Bermuda with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by Tower, from Tower directly at 120 Broadway (31st Floor), New York, NY 10271, (212) 655-2000; email: info@twrgrp.com.